SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Oxford Resource Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

691807101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 691807101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cushing MLP Opportunity Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691807101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Swank Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691807101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cushing MLP Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 691807101	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jerry V. Swank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 3 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Cushing MLP Opportunity Fund I, LP, a Delaware limited partnership (the “Fund”), Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“Cushing Management”), and Mr. Jerry V. Swank, the principal of Swank Capital and Cushing Management, relating to Common Units Representing Limited Partner Interests (the “Common Units”) of Oxford Resource Partners, L.P., a Delaware limited partnership (the “Issuer”).

This Amendment is being filed to report that the Reporting Persons no longer own the Issuer’s Common Units.

Item 1(a)	Name of Issuer.

Oxford Resource Partners, LP

Item 1(b)	Address of Issuer’s Principal Executive Offices.

41 South High Street, Suite 3450

Columbus, Ohio 43215

Item 2(a)	Name of Person Filing.

Cushing MLP Opportunity Fund I, LP (the “Fund”), Swank Capital, L.L.C. (“Swank Capital”), Cushing MLP Asset Management, LP (“Cushing Management”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

8117 Preston Road, Suite 440

Dallas, Texas 75225

Item 2(c)	Citizenship or Place of Organization.

The Fund is a limited partnership organized under the laws of the State of Delaware. Swank Capital is a limited liability company organized under the laws of the State of Texas. Cushing Management is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Cushing Management, and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Units Representing Limited Partner Interests (the “Common Units”).

Item 2(e)	CUSIP Number.

691807101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(15 U.S.C. 80a-8).

(e)	☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance

Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under

Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

The Reporting Persons own 0 Common Units.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

CUSHING MLP OPPORTUNITY FUND I, LP

By:	Cushing MLP Asset Management, LP, its investment adviser

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

SWANK CAPITAL, L.L.C.

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank